UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No.4)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)
G84381 105

(CUSIP Number)

Mr. Tingxiu Lu
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86-25) 5276 6666

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Virtue Deep Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	Shared voting power 0 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0 (1)
11	Aggregate amount beneficially owned by each reporting person 0 (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%(2)
14	Type of reporting person (See Instructions) IN

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Han Lu I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	Shared voting power 0 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0 (1)
11	Aggregate amount beneficially owned by each reporting person 0 (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%(2)
14	Type of reporting person (See Instructions) IN

 (1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Elite Shine Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 70,497,252 (1)
	8	Shared voting power 0 (1)
	9	Sole dispositive power 70,497,252 (1)
	10	Shared dispositive power 0 (1)
11	Aggregate amount beneficially owned by each reporting person 70,497,252 ordinary shares (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 26.4% (2)
14	Type of reporting person (See Instructions) CO

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Tingxiu Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 70,497,252 (1)
	8	Shared voting power 0 (1)
	9	Sole dispositive power 70,497,252 (1)
	10	Shared dispositive power 0 (1)
11	Aggregate amount beneficially owned by each reporting person 70,497,252 ordinary shares (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 26.4% (2)
14	Type of reporting person (See Instructions) IN

 (1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

Introductory Note:

This amendment No.4 to Statement on Schedule 13D (the “Amendment No.4”) is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Tingxiu Lu (collectively, the “Reporting Persons”) with respect to their current direct or indirect beneficial ownership of shares of China Sunergy Co., Ltd., a Cayman Islands company (the “Issuer”). This Amendment No.4 amends and supplements the initial statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on October 3, 2011, Amendment No.1 to Statement on Schedule 13D jointly filed by the Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on June 29, 2012, Amendment No.2 to Statement on Schedule 13D jointly filed by Reporting Persons with the Securities and Exchange Commission on October 2, 2012, and Amendment No.3 to Statement on Schedule 13D jointly filed by Reporting Persons with the Securities and Exchange Commission on June 6, 2014 (the “Original Schedule 13D”). Except as provided herein, this Amendment No.4 does not modify any of the information previously reported on the Original Schedule 13D.

The Reporting Persons have determined that they were not eligible to file with the Securities and Exchange Commission on February 10, 2012, a Statement on Schedule 13G. Although the disclosures made by the Reporting Person in such filing are correct as of such date, such filing should not be relied upon.

Item 1. Security and issuer

Item 1 of the Original Schedule 13D is hereby amended in its entirety by the following:

This Amendment No.4 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and American depositary shares (the “ADSs”), each representing 18 Ordinary Shares, of the Issuer. The address of the Issuer is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. The Amendment No.4 is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Mr. Tingxiu Lu to disclose their current direct or indirect beneficial ownership of the Issuer’s Ordinary Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

During the period from June 13, 2014 to June 20, 2014, Virtue Deep Limited sold an aggregate of 161,500 ADSs, representing 2,907,000 Ordinary Shares of the Issuer, through the open market, for an aggregate sales price of approximately $501,395.

Elite Shine Group Limited (the “Seller”) entered into a share purchase agreement (the “New Share Purchase Agreement”) dated as of June 3, 2014, with Integrated Global Power Limited, a company incorporated under the laws of Marshall Islands (the” Purchaser”), pursuant to which the Purchaser will acquire 3,905,982 Ordinary Shares of the Company with an aggregate consideration of approximately $1.13 million or approximately $0.2889 per Ordinary Share. A copy of the New Share Purchase agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

During the period from September 17, 2012 to September 28, 2012, Virtue Deep Limited purchased an aggregate of 161,500 ADSs, representing 2,907,000 Ordinary Shares of the Issuer, from the open market, for an aggregate purchase price of approximately $0.2 million. The purchases were funded partly by Mr. Han Lu’s personal funds and partly by a loan from Ms. Au Yeung So Chun, a friend of Mr. Han Lu. There is no agreement with respect to the loan.

During the period from September 13, 2011 to September 30, 2011, Elite Shine Group Limited purchased an aggregate of 2,320,541 ADSs representing 13,923,246 Ordinary Shares of the Issuer, from the open market(the “Purchased Shares”), for an aggregate purchase price of approximately $2.95 million. The purchases were funded by Mr. Tingxiu Lu’s personal funds.

Elite Shine Group Limited entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of September 29, 2011, with Smooth King Investment Limited, a British Virgin Islands company wholly owned by Ms. Yingchun Huang, a citizen of the People’s Republic of China, pursuant to which Elite Shine Group Limited acquired 21,295,800 Ordinary Shares of the Company with an aggregate consideration of approximately $3.83 million or approximately $0.18 per ordinary share. The purchases were funded by Mr. Tingxiu Lu’s personal funds. A copy of the Share Purchase agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4. Purpose of transaction

Item 4 of the Original Schedule 13D is hereby amended in its entirety by the following:

The Reporting Person sold the ADSs during the period from June 13, 2014 to June 20, 2014 through the open market as described in Item 3. As a result of the transactions described above, as of June 20, 2014, Virtue Deep Limited and Mr. Han Lu no longer beneficially owns any Ordinary Shares or ADSs of the Issuer. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in securities of the issuer

Paragraphs (a)-(c) of Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:

(a)–(c) As a result of the transactions described in Item 3, as of June 20, 2014, Virtue Deep Limited no longer beneficially owns any Ordinary Shares or ADSs of the Issuer. Mr. Han Lu is the sole shareholder of Virtue Deep Limited, and, as such, Mr. Han Lu also no longer beneficially owns any Ordinary Shares or ADSs of the Issuer.

Elite Shine Group Limited is the beneficial owner of 70,497,252 Ordinary Shares (including 56,574,018 Ordinary Shares and 773,513 ADSs, each representing 18 Ordinary Shares) of the Issuer. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited and is the father of Mr. Han Lu, and they will vote and dispose the shares owned in concert, as a result of the foregoing facts, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Ordinary Shares that would be deemed beneficially owned collectively by the Reporting Persons, based on available information, is 70,497,252, which represents approximately 26.4% of the shares of issued and outstanding as reported to the Reporting Persons by the Issuer.

The following information with respect to the ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of June 24, 2014:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Virtue Deep Limited	0 Ordinary Shares	0.0%	0	0 Ordinary Shares	0	0 Ordinary Shares
Mr. Han Lu	0 Ordinary Shares	0.0%	0	0 Ordinary Shares	0	0 Ordinary Shares
Elite Shine Group Limited	70,497,252 Ordinary Shares	26.4%	70,497,252 Ordinary Shares	0 Ordinary Shares	70,497,252 Ordinary Shares	0 Ordinary Shares
Mr. Tingxiu Lu	70,497,252 Ordinary Shares	26.4%	70,497,252 Ordinary Shares	0 Ordinary Shares	70,497,252 Ordinary Shares	0 Ordinary Shares

Information concerning transactions in securities of the Issuer from June 13, 2014 to June 20, 2014 by the Reporting Persons is set forth below. All of the sales listed below were made by Virtue Deep Limited through open market transactions.

Date	Securities Sold	Price per ADS
June 13, 2014	15,654	$2.8908
June 14, 2014	15,300	$2.8904
June 18, 2014	76,386	$3.1523
June 19, 2014	25,467	$3.1530
June 20, 2014	28,693	$3.1656
Total	161,500	-

Other than the transaction described in Item 3 and Item 5(c) above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2 Share Purchase Agreement by Mr. Tingxiu Lu and Elite Shine Group Limited (incorporated here by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2014

Virtue Deep Limited	/s/ Han Lu
Name: Han Lu
Title: Director

Mr. Han Lu	/s/ Han Lu
Name: Han Lu

Elite Shine Group Limited	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director

Mr. Tingxiu Lu	/s/ Tingxiu Lu
Name: Tingxiu Lu

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Share Purchase Agreement (incorporated here by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011)